EXHIBIT 99.5



                  WRITTEN STATEMENT OF CHIEF FINANCIAL OFFICER
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
                            (18 U.S.C. SECTION 1350)



In connection with the annual report of NB Finance, Ltd. (the "Company"), for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on Form 20-F on the date hereof (the "Report"), I, Jean Dagenais, Chief Financial Officer of the Company, certify that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                                            /s/ Jean Dagenais
                                            -----------------------------------
                                            Jean Dagenais
                                            Chief Financial Officer



Dated: June 29, 2004




A signed original of this written statement required by Section 906 has been provided to NB Finance, Ltd., and will be retained by NB Finance Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.